Clear Street LLC

SEC # 8-69972

CRD # 288933

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69972

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clear Street LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Greenwich Street 45th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Oliveira	(732) 997-9158	boliveira@clearstreet.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Oliveira_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clear Street LLC_____, as of December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Brian Oliveira*

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clear Street LLC

Statement of Financial Condition

Year ended December 31, 2025

Contents

	PAGE



Ernst & Young, LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of Clear Street LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clear Street LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

April 2, 2026

Clear Street LLC

Statement of Financial Condition

December 31, 2025

(amounts in thousands)

Assets		
Cash and cash equivalents	$	502,656
Cash segregated under federal and other regulations		169,404
Collateralized agreements:		
Securities purchased under agreements to resell		20,047,235
Securities borrowed		9,897,353
Securities received as collateral		3,261,061
Financial instruments owned, at fair value		22,488,633
Receivable from customers		1,971,110
Receivable from broker-dealers and clearing organizations		847,081
Other assets		27,777
Total Assets	**$**	**59,212,310**
Liabilities and Equity		
Liabilities		
Collateralized financing:		
Securities sold under agreements to repurchase	$	19,549,046
Securities loaned		17,728,531
Obligation to return securities received as collateral		3,261,061
Financial instruments sold, not yet purchased, at fair value		13,538,182
Payable to customers		3,243,412
Payable to broker-dealers and clearing organizations		343,067
Accounts payable and accrued liabilities		159,256
Subordinated loan		75,000
Payable to affiliates		28,953
Total liabilities		57,926,508
Equity		
Members' equity		1,285,802
Total Liabilities and Equity	**$**	**59,212,310**

The accompanying notes are an integral part of this Statement of Financial Condition.

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

1. Organization and Description of Business

Clear Street LLC ("the Company" or "CS LLC") is a limited liability company organized in the state of Delaware. The Company members are Clear Street Holdings LLC ("Holdings", "Parent") and other broker-dealers with joint back-office arrangements. As a limited liability company, the members' liabilities are limited to amounts reflected in their capital accounts.

The Company is a broker and dealer in securities registered with the U.S. Securities and Exchange Commission ("SEC"), the Municipal Securities Rulemaking Board ("MSRB"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ("NASDAQ") among others. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Company ("FICC"), the Government Securities Clearing Corporation ("GSCC") and the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization related to its broker-dealer business is FINRA. In addition, the Company is a security-based swap dealer registered with the SEC. The Company does not effect transactions in cleared security-based swaps for or on behalf of customers.

The Company is also a registered futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). In addition, the Company is a full clearing member of various clearing organizations and exchanges in the U.S. and abroad. Its FCM is primarily and substantially in the business of clearing regulated exchange-traded derivative contracts. The Company's designated self-regulatory organization related to its FCM business is the CME Group.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 of the Securities Exchange Act of 1934, *Computation for Determination of Reserve Requirements* ("SEC Rule 15c3-3"), pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing and execution services, investment banking, research, prime brokerage, securities financing and margin lending. The Company is also approved to provide clearing services to other broker-dealers through fully disclosed and omnibus clearing arrangements. As a registered FCM, the Company is also subject to the customer segregation provisions under Regulation 1.20 sections 4d(a) and 4d(b) and Regulation 30.7 section 4(b) of the Commodity Exchange Act. These require the Company to compute separate customer segregation and secured statements, as applicable, where assets in cash and other assets are segregated into separate accounts exclusively for the benefits of those customers.

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including agency transactions, collateralized financing, investment banking, research and principal transactions. The Company has identified the Board of Directors of Clear Street LLC as its chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business and to manage the Company. In addition to income measures, the CODM uses excess net capital (see Note 12, *Net Capital Requirements*), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as

whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company together with information of other components of the consolidated Clear Street Group as a whole, on the same basis as included in this Statement of Financial Condition.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The Statement of Financial Condition is presented in U.S. dollars.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05, specific to current accounts receivable and current contract assts arising from transactions accounted for under Topic 606, *Revenue from Contracts with Customers*, provides a practical expedient to all entities when developing reasonable and supportable forecasts as part of estimating expected credit losses, to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendment in the ASU is effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company early adopted ASU 2025-05 in its annual Statement of Financial Condition for the year ended December 31, 2025. The adoption did not have a material impact on the Company's Statement of Financial Condition and related disclosures.

Recent Accounting Pronouncements, Pending Adoption

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract ("ASU 2025-07"). ASU 2025-07 excludes from derivative accounting certain nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. ASU 2025-07 also clarifies that an entity should apply the guidance in ASC 606, *Revenue from Contracts with Customers*, to a contract with share-based noncash consideration. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is evaluating the effect of the amendments on its Statement of Financial Condition.

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less when purchased. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. At December 31, 2025, the Company had no cash equivalents.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Collateralized Agreements and Financing

The Company enters into collateralized financing transactions, primarily to acquire securities to accommodate counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. The Company's collateralized financing transactions include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities lending and borrowing transactions. Additionally, the Company receives securities as collateral in securities-for-securities transactions.

Where the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, collateralized transactions are presented on a net-by-counterparty basis on the Statement of Financial Condition.

    Resale Agreements and Repurchase Agreements

The resale agreements and repurchase agreements are accounted for as collateralized financing transactions and are carried at principal amount, plus accrued interest, which approximates the fair value. It is the Company's policy to take possession of collateral under resale agreements. In the same manner, the Company provides securities to its external counterparties to collateralize repurchase agreements. These agreements are collateralized with U.S. treasury and federal agency securities, corporate bonds, and mortgage-backed securities with a fair value equal to or in excess of the principal amount loaned. The fair value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. Counterparties are principally the primary dealers of U.S. government debt securities and financial institutions.

    Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received, plus accrued interest, which approximates fair value.

In connection with these transactions, the Company receives or delivers collateral, which comprises cash or securities. In accordance with substantially all its stock borrowed agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. As part of the Company's risk management practices, the initial cash collateral advanced or received generally is greater than the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned and delivers or obtains additional collateral as appropriate. Securities borrowed and securities loaned with the same counterparty are not offset on the Statement of Financial Condition, as the requirements of ASC 210-20, Balance Sheet - Offsetting, are not met.

The Company acts as a lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in Securities received as collateral with a corresponding Obligation to return securities received as collateral in the same amount on the Statement of Financial Condition.

Receivable from/Payable to Broker-dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations primarily include cash and cash equivalents deposited with clearing organizations, securities failed to deliver, amounts due from broker-dealers, amounts due from clearing organizations, receivables due under resale agreements, and unsettled trades with clearing organizations. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased or if they are segregated in accordance with regulations for the benefit of the Company's customers. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due to clearing organizations, securities failed to receive, amounts due to broker-dealers, and payables under repurchase agreements.

Securities, primarily U.S government obligations owned by the Company's FCM customers and held by the Company as collateral or as margin, and the fair value of customers' option positions are not reflected on the Statement of Financial Condition. At December 31, 2025, the Company held FCM customer securities of $31.6 million and net customer short option value of $23.2 million.

Receivable from/Payable to Customers
Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by the securities in the customers' accounts. Collateral is maintained at or above required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral posted as its fair value changes.

For security-based swaps transactions, Receivable from customers and Payable to customers include the portions of cash collateral posted to and received from counterparties which are not eligible for netting under ASC 815-10-45, or where the cash collateral delivered/received exceeds the related derivative payable/receivable as of the date of the Statement of Financial Condition. In addition, counterparties for security-based swaps transactions pledged, under account control agreements, to the Company $3,868.6 million in cash collateral they posted to qualified custodians. Such collateral is not recorded on the Statement of Financial Condition.

The Company nets receivables and payables in accordance with individual customer agreements. It is the Company's policy to settle these transactions on a net basis with its customers. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected in the accompanying Statement of Financial Condition on a settlement-date basis.

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

Allowance for Credit Losses
Per ASU 2025-05, the Current Expected Credit Loss ("CECL") model requires recognition of expected credit losses for financial assets measured at amortized cost using relevant information about past events (including historical credit loss experience on financial assets with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The model provides a practical expedient for certain financial assets that are secured by collateral maintenance provisions. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract, and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company determined that its balances related to collateralized financing agreements meet the eligibility requirements for the elective practical expedient.

With regards to its collateralized financing arrangements, the Company maintains collateral from counterparties, continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company also elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary.

The Company deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be immaterial, as the in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient noted above and short term in duration. Therefore, the Company did not record an allowance for credit losses related to Receivables from Broker-dealers and clearing organizations as of December 31, 2025.

The Company recorded an allowance for credit losses of $3.7 million as of December 31, 2025 related to its uncollateralized Receivables from customers. The Company did not record an allowance for credit losses on its collateralized financing arrangements or margin loans as all positions were fully collateralized as of December 31, 2025.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased
Financial instruments owned and Financial instruments sold, not yet purchased relate to financing trades, and include listed and other equity securities, listed equity options, U.S. treasuries and debt securities. These lines also include instruments related to the Company's security-based swap activity, comprised of derivative assets and derivative liabilities related to open security-based swaps in listed equity securities, listed equity securities primarily entered into to hedge the market risk exposure related to these swaps, and listed index and equity options entered

into primarily for funding or hedging purposes.

At December 31, 2025, included in Financial instruments owned were $951.0 million of U.S. treasury securities which were segregated under rule 1.20 of the Commodity Exchange Act and held at clearing organizations.

The Company records Financial instruments owned, and Financial instruments sold, not yet purchased, at fair value, including derivative assets and derivative liabilities, on the Statement of Financial Condition.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs.

The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the observable inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each measurement is based on the assessment of the transparency and reliability of the inputs used in the valuation, based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2: Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2025, there were no transfers into or out of level 3.

The fair values of derivative assets and liabilities are determined using observable markets inputs, including quoted prices of underlying securities. Refer to Note 6, *Derivative Instruments*, for further information related to the Company's derivative holdings.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment. The Company's Exchange Memberships are recorded in Other assets on the Statement of Financial Condition. At December 31, 2025, management concluded that no impairment had occurred on any such Exchange Memberships.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is a single-member limited liability company (LLC) and is treated as a disregarded entity for federal tax purposes and, as such, is not subject to income taxes in federal, state and local jurisdictions. Instead, income, deductions, and credits are passed through and included by its single member on its tax return. The Company has not elected to push down and allocate current and deferred tax expense from its Parent, therefore, no provision for income taxes is made in this Financial Statement.

3. Cash Segregated Under Federal and Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC and the CFTC to segregate or set aside cash and qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

At December 31, 2025, included in Cash segregated under federal or other regulations on the Statement of Financial Condition was $90.1 million which has been segregated in a special reserve account for the exclusive benefit of customers and $1.2 million in a special reserve account for the exclusive benefit of Broker Dealers under SEC Rule 15c3-3. At December 31, 2025, the Company held no qualified securities for the benefit of customers in a segregated account pursuant to SEC Rule 15c3-3.

In addition, $75.4 million has been segregated and secured under rule 1.20 of the Commodity Exchange Act and $2.8 million has been segregated and secured under rule 30.7 of the CFTC.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations consisted of the following at December

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

31, 2025 (in thousands):

Assets		
Due from clearing organizations	$	564,227
Due from broker dealers and clearing brokers		204,242
Unsettled trades with clearing organizations		54,921
Receivable under agreements to resell		7,750
Securities failed to deliver		15,941
Total receivable from broker-dealer and clearing organizations	$	**847,081**
Liabilities		
Due to clearing organizations	$	3,463
Due to broker dealers		286,216
Securities failed to receive		12,846
Payable under repurchase agreements		40,542
Total payable to broker-dealers and clearing organizations	$	**343,067**

5. Fair Value Hierarchy

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies - Fair Value of Financial Instruments*. Exchange-traded equity securities and listed equity options are measured at the quoted prices from the primary exchanges as well as reported bid and offer quotes from parties trading the security, and are classified as Level 1 securities in the fair value hierarchy. Restricted equity securities and securities with quoted prices in markets that are not active are valued based on quoted prices from the primary exchanges and are classified as Level 2 securities in the fair value hierarchy if the unobservable inputs are significant to the fair value measurement in its entirety. Security-based swaps are valued based on inputs derived from the quoted prices of the underlying listed securities from the primary exchange and are classified as Level 2 financial instruments in the fair value hierarchy. Fair values for financial instruments other than those discussed above are estimated by the Company and are categorized as Level 2 or Level 3 in the fair value hierarchy. At December 31, 2025, the Company held no financial instruments whose fair values were categorized in Level 3.

Fair value measurements for items measured at fair value on a recurring basis are summarized below at December 31, 2025 (in thousands):

Clear Street LLC

Notes to Statement of Financial Condition

December 31, 2025

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial Instruments owned				
Equities	$ 19,478,389	$ 20,137	$ -	$ 19,498,526
Listed equity index options	923,968	-	-	923,968
Listed equity options	303,112	-	-	303,112
Corporate debt	7,170	-	-	7,170
U.S. treasury securities	950,975	-	-	950,975
Security-based swaps	-	804,882	-	804,882
Securities received as collateral	3,261,061	-	-	3,261,061
Financial assets measured at fair value	$ 24,924,675	$ 825,019	$ -	$ 25,749,694
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 68,006	$ -	$ -	$ 68,006
Listed equity index options	8,945,990	-	-	8,945,990
Listed equity options	701,979	-	-	701,979
Security-based swaps	-	3,822,207	-	3,822,207
Obligation to return securities received as collateral	3,261,061	-	-	3,261,061
Financial liabilities measured at fair value	$ 12,977,036	$ 3,822,207	$ -	$ 16,799,243

As of December 31, 2025, the Company held $8.1 million of equity securities with contractual sale restrictions, which lapse within 6 months from the balance sheet date, and are classified as Level 1.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value approximates fair value due to the relatively short-term nature of the underlying assets.

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2025 (in thousands):

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 502,656	$ 502,656	$ 502,656	$ -	$ -
Cash segregated under federal and other regulations	169,404	169,404	169,404	-	-
Securities purchased under agreements to resell	20,047,235	20,047,235	-	20,047,235	-
Securities borrowed	9,897,353	9,897,353	-	9,897,353	-
Receivable from broker-dealers and clearing organizations	847,081	847,081	-	847,081	-
Receivable from customers	1,971,110	1,971,110	-	1,971,110	-
Other financial assets	7,202	8,586	2,561	68	5,957
Total financial assets	$ 33,442,041	$ 33,443,425	$ 674,621	$ 32,762,847	$ 5,957
Liabilities					
Securities sold under agreements to repurchase	$ 19,549,046	$ 19,549,046	$ -	$ 19,549,046	$ -
Securities loaned	17,728,531	17,728,531	-	17,728,531	-
Payable to customers	3,243,412	3,243,412	-	3,243,412	-
Payable to broker-dealers and clearing organizations	343,067	343,067	-	343,067	-
Accounts payable and accrued liabilities	159,256	159,256	-	159,256	-
Subordinated loan	75,000	75,000	-	75,000	-
Payable to affiliates	28,953	28,953	-	28,953	-
Total financial liabilities	$ 41,127,265	$ 41,127,265	$ -	$ 41,127,265	$ -

6. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815, *Derivatives and Hedging*. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2025 (in thousands):

Derivative Assets	Financial Statement Caption	Fair Value	Notional Value
Listed equity index options	Financial instruments owned, at fair value	$ 923,968	$ 67,057,149
Listed equity options	Financial instruments owned, at fair value	303,112	7,795,038
Security-based swaps	Financial instruments owned, at fair value	804,882	3,691,727
		$ 2,031,962	$ 78,543,914

Derivative Liabilities	Financial Statement Caption	Fair Value	Notional Value
Listed equity index options	Financial instruments sold, not yet purchased, at fair value	$ 8,945,990	$ 67,057,149
Listed equity options	Financial instruments sold, not yet purchased, at fair value	701,979	7,716,384
Security-based swaps	Financial instruments sold, not yet purchased, at fair value	3,822,207	8,935,460
		$ 13,470,176	$ 83,708,993

See Note 2 *Significant Accounting Policies – Trading Revenue, Net* for the net gain or loss from derivative instruments.

Offsetting of Derivatives

The Company enters into master netting and collateral agreements with all of its security-based swap counterparties. Where legally enforceable, these master netting and collateral agreements give the Company, in the

event of default by the counterparty, the right to offset receivables, including cash collateral received, and payables with the same counterparty. At December 31, 2025, the Company had the following derivative assets and derivative liabilities under master netting and collateral agreements (in thousands):

| | Gross amounts of recognized assets/ liabilities (1) | Amounts offset in the statement of financial condition | Net amounts presented | Amounts not offset in the statement of financial condition (2) | | Net amount |
				Counterparty netting	Cash collateral	
Derivative assets						
Security-based swaps	$ 804,882	$ -	$ 804,882	$ -	$ 797,915	$ 6,967
Derivative liabilities						
Security-based swaps	$ 3,822,207	$ -	$ 3,822,207	$ -	$ 3,743,957	$ 78,250

(1) Includes all gross balances related to securities-based swaps balances irrespective of whether they are transacted under legally enforceable master netting and collateral agreements or whether the Company has obtained sufficient evidence of enforceability of the master netting and collateral agreement. The gross balance of derivative assets and derivative liabilities which are documented under master netting and collateral agreements for which the Company has not yet obtained sufficient evidence of legal enforceability was $804.9 million and $3,822.2 million, respectively.

(2) Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20, *Balance Sheet - Offsetting*, and ASC 815, *Derivatives and Hedging*, but which provide the Company with the legal right to offset in the event of default.

7. Collateralized Agreements and Financing

The Company enters into collateralized transactions including resale agreements, repurchase agreements, securities borrowing, and securities lending transactions mainly to finance trading inventory positions, obtain securities for settlement, and meet customers' needs.

Although the Company only offsets collateralized transactions when the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, substantially all of these transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the table below, the amounts of collateralized transactions that are offset on the Statement of Financial Condition and netted against financial liabilities with specific counterparties under legally enforceable master netting agreements if counterparties were to default, are presented to provide Financial Statement readers with the

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

Company's estimate of its net exposure to counterparties for these financial instruments (in thousands).

	Gross amounts of recognized assets/ liabilities (1)	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Amounts not offset in the statement of financial condition (2)	
				Financial Instruments Collateral Received/ Pledged	Net Amount
Offsetting of Financial Assets					
Securities purchased under agreements to resell	$ 29,190,018	$ (9,142,783)	$ 20,047,235	$ 20,040,290	$ 6,945
Securities borrowed	9,897,353	-	9,897,353	9,500,562	396,791
Securities received as collateral	3,261,061	-	3,261,061	3,261,061	-
Total	**$ 42,348,432**	**$ (9,142,783)**	**$ 33,205,649**	**$ 32,801,913**	**$ 403,736**
Offsetting of Financial Liabilities					
Securities sold under agreements to repurchase	$ 28,691,829	$ (9,142,783)	$ 19,549,046	$ 19,533,773	$ 15,273
Securities loaned	17,728,531	-	17,728,531	17,110,387	618,144
Obligation to return securities received as collateral	3,261,061	-	3,261,061	3,261,061	-
Total	**$ 49,681,421**	**$ (9,142,783)**	**$ 40,538,638**	**$ 39,905,221**	**$ 633,417**

1.   Substantially all of the gross carrying amounts of these arrangements are subject to enforceable netting agreements.
2.   Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet - Offsetting, but which provide the Company with the legal right to offset in the event of default. This column also includes the fair value of collateral received or posted subject to enforceable credit support agreements.

Under most collateralized financing agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into collateralized financing transactions to deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2025, substantially all of the securities received as collateral were delivered or repledged.

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2025 (in thousands):

	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 24,308,542	$ 4,082,940	$ 200,334	$ 100,013	$ 28,691,829
Securities loaned	17,259,437	319,094	150,000	-	17,728,531
Obligation to return securities received as collateral	10,290	-	3,250,771	-	3,261,061
Total	**$ 41,578,269**	**$ 4,402,034**	**$ 3,601,105**	**$ 100,013**	**$ 49,681,421**

Clear Street LLC
Notes to Statement of Financial Condition
December 31, 2025

	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$ 19,516,369	$ 100,998	$ -	$ 19,617,367
Equities	-	17,387,999	3,261,061	20,649,060
Corporate debt securities	1,084,616	239,534	-	1,324,150
Mortgage-backed securities	8,090,844	-	-	8,090,844
Total	**$ 28,691,829**	**$ 17,728,531**	**$ 3,261,061**	**$ 49,681,421**

In the normal course of business, the Company pledges securities with clearing organizations to satisfy daily margin and clearing fund requirements.

8. Borrowings

Committed Revolving Credit Agreement

On December 4, 2020, the Company entered into a revolving credit agreement ("Committed Facility") with a consortium of banks which has been extended and amended annually. The Committed Facility was amended to $515.0 million in aggregate on December 20, 2024 and again to $980.0 million in aggregate on November 7, 2025. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A Loan is to be used to finance the purchase and settlement of securities, (ii) Borrowing Base B Loan is to be used to fund margin deposits with the NSCC, (iii) Borrowing Base C Loan is to be used to fund, under certain circumstances, customer withdrawals, (iv) Borrowing Base D Loan includes borrowings to cover FICC mortgage-backed securities ("MBS") blackout periods, and (v) Borrowing Base E Loan is to fund margin at domestic Futures/Options clearing houses. Outstanding borrowing balances under Base A are collateralized by certain firm and customer collateral available to the Company.

The limits and interest rates for each of the Borrowing Bases is shown below (in thousands):

	Current Limit	Prior Limit	Interest Rate
Borrowing Base A	$ 980,000	$ 515,000	Overnight Base + 1.5%
Borrowing Base B	784,000	386,250	Overnight Base + 2.5%
Borrowing Base C	784,000	386,250	Overnight Base + 2.5%
Borrowing Base D	784,000	386,250	Overnight Base + 2.0%
Borrowing Base E	784,000	386,250	Overnight Base + 2.0%

In connection with the latest amendments to the Committed Facility in 2025, the calculation of interest rates on Borrowing Bases D and E was updated, as well as certain financial covenants and events of default defined in the agreement. The Company incurred debt issuance costs which is being amortized over the term of the agreement which is included in Other assets on the Statement of Financial Condition.

The Committed Facility contains customary financial covenants. At December 31, 2025 and the date of the filing of this Statement of Financial Condition, the Company was in compliance with all of its covenants related to this agreement.

The Committed Facility includes an unused commitment fee based on the average daily unused portion, which is payable quarterly in arrears.

Revolving Note

On October 24, 2025, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with a group of banks (collectively, the "Lenders"). Under the Revolving Note agreement, the Lenders have committed to provide the Company with a revolving credit facility of up to $75.0 million during a credit period ending October 24, 2027. Amounts borrowed under the facility will bear interest at the Secured Overnight Financing Rate (SOFR) plus 4.75% (with a minimum interest rate of 5.75%) paid monthly, and will mature on October 24, 2028, unless accelerated in accordance with the agreement.

The Revolving Note includes subordination, suspension of repayment, and regulatory capital maintenance provisions. Any repayment of principal or interest is prohibited during periods in which the broker-dealer's net capital would fall below specified regulatory thresholds. The Revolving Note also contains provisions for accelerated maturity upon the occurrence of defined events of acceleration or events of default. The Revolving Note was subject to approval by FINRA, which was obtained on October 24, 2025.

Uncommitted Credit Agreement

As of December 31, 2025, the Company had an uncommitted credit agreement in place (the "Uncommitted Facility"). The agreement was amended and extended on November 12, 2024, for a total maximum amount of $200.0 million, and consisted of three borrowing bases: (i) Borrowing Base A for Margin Loans used to finance the purchase and settlement of securities and for general working capital purposes at 1.5% plus the bank's overnight base rate, (ii) Borrowing Base B which is available up to $10.0 million of unsecured overnight loans at the bank's prime commercial rate as in effect on such day, and (iii) Borrowing base C which is available up to $150.0 million (and up to $150.0 million together with the overnight loans) for clearinghouse margin loans used to finance NSCC deposit requirements and OCC excess margin deposits, at the bank's prime commercial rate as in effect on such day. Loans made under this facility are repayable on demand.

The Uncommitted Facility includes an unused commitment fee based on the average daily unused portion of this facility which is payable quarterly in arrears.

At December 31, 2025, the Company did not have any outstanding balances on the Committed Facility or the Uncommitted Facilities. The Company did have an outstanding balance of $75.0 million under the Revolving Note included in Subordinated loan on the Statement of Financial Condition.

9. Financial Instruments, Off-Balance-Sheet Risk, and Certain Other Risks and Uncertainties

The Company's activities expose it to a number of financial risks, including market risk and credit risk. The Company seeks to manage its financial risks using various mitigating controls.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise primarily from equity price risk and changes in interest rates.

Equity Price Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2025 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year-end.

With regards to its security-based swaps, it is the Company's policy to mitigate its market risk exposure on security-based swaps through the purchase or sale of the corresponding underlying securities. As a result, the Company is not exposed to material market risk on its security-based swaps, other than the potential operational or trading errors that may occur. The Company monitors its exposures daily to ensure that open positions remain appropriately hedged.

In connection with its security-based swap dealer activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and other instruments used for funding or additional hedges to mitigate the risk related to extreme adverse market moves. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder.

The Company may enter into underwriting commitments and, as a result, be subject to market risk on any committed but unsold shares issued in the offerings. The Company manages its risk exposure by limiting its participation, limiting the transaction size or through a syndication process.

Credit Risk

The Company is engaged in various trading, brokerage, FCM clearing and security-based swap dealer activities servicing a diverse group of entities. The Company's transactions are collateralized and are primarily executed with and on behalf of brokers-dealers, banks, pension plans, governments, mutual funds, hedge funds and other financial institutions. A substantial portion of the Company's security-based swaps transactions are executed with and on behalf of funds registered under the Investment Company Act of 1940 ("40 Act Funds"). The Company is exposed to credit risk in the event a counterparty fails to meet its contractual obligations. The majority of the Company's concentration of its credit exposures are with customers, broker-dealers and other financial institutions located in the United States. If parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total carrying amount of the financial instruments.

With regards to its security-based swap dealer activity, the Company's exposure to credit risk associated with the non-performance of counterparties can be directly impacted by volatile securities markets or regulatory changes, which may impair the counterparties' ability to satisfy their obligation to the Company.

The Company also conducts futures and options on futures contract transactions for its customers. The purchase and sale of futures contracts requires margin deposits with an FCM. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

The credit risk team, an independent function of the Company, is tasked with minimizing credit risk from the Company's various trading, brokerage and security-based swap dealer activities. The Company's process for managing credit risk includes the evaluation of the likelihood that a counterparty defaults on its payments and obligations; assignment of internal credit ratings to all active counterparties; approval of extensions of credit and establishment of credit limits; measurement, monitoring and management of the Company's current and potential future credit exposures; setting credit terms in legal documentation including margin terms; use of appropriate credit risk mitigants including netting; collateral and hedging; and active communication and co-operation with various stakeholders such as Trading units, Operations, Legal, Compliance and Finance.

Refer to Note 2, *Significant Accounting Policies- Allowance for Credit Losses* for additional information.

Off-Balance Sheet Risk
In the ordinary course of business, the Company enters into various types of off-balance sheet arrangements. The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition when it extends credit that is collateralized by cash and securities in the customers' accounts. This may expose the Company to significant off-balance sheet risk in the event margin requirements are insufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

With regards to the futures and options on futures contract transactions that the Company conducts for its customers, the customers commodities activities are transacted either on a cash or on a margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event margin deposits are not sufficient to satisfy the Company's obligations, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation.

Additionally, in the ordinary course of business, the Company purchases and sells securities and derivative financial instruments. If a party to a transaction fails to fulfill its contractual obligations, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2025, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

The Company is also involved, from time to time, in reviews, examinations, and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, operations, reporting or other matters, which may result in judgments, settlements, fines, penalties, injunctions, enhanced oversight, remediation, or other relief.

10. Related Party Transactions

The Company may engage in transactions with related parties in the ordinary course of business.

The Company incurs expenses paid for by Holdings, on behalf of itself and its affiliates under an intercompany expense sharing agreement which provides for the allocation of compensation, technology, professional fees, and administrative expenses related to shared and support services based on actual usage.

At December 31, 2025, the Company had a payable of $1.0 million to Holdings which is included in Accounts payable and accrued liabilities, and a payable of $26.9 million to Clear Street Management which is included in Accounts payable and accrued liabilities on the Statement of Financial Condition.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC ("CS Tech USVI") for technology infrastructure and support. CS Tech USVI is under common control with the Company through Holdings. At December 31, 2025, there were no amounts payable or receivable between the Company and CS Tech USVI.

The Company has an intercompany promissory note with Holdings. Amounts payable under this agreement are repayable on demand. The Company pays interest to Holdings on the outstanding loan balance at a rate equal to the overnight bank funding rate.

The Company provides clearing and execution services to Clear Street Derivatives LLC ("CSD"), a security-based swap dealer under common control through Holdings. At December 31, 2025, included in Payables to broker-dealers and clearing organizations was a payable of $45.1 million to CSD. In April 2025, CSD novated a majority of its security-based swaps positions to the Company. The novation included a transfer of $163.5 million of consideration paid from the Company to CSD for net fair value of swap and equity hedge positions, and $2,125.6 million of the related collateral. The swaps transferred had a notional amount of $5,713.0 million.

The Company provides Clear Street UK Limited ("CS UK"), an entity under common control through Holdings, services related to security-based swaps, securities borrowed/securities loaned, and futures, including execution services. At December 31, 2025, included in Receivables from Broker-dealers and clearing organizations was a

receivable of $43.7 million associated with security-based swap activities, $3.2 million included in Securities borrowed and $238.4 million included in Securities loaned.

In addition, the Company provides clearing and execution services to and receives various services from affiliates under common control and other related parties.

At December 31, 2025, the Company had recorded on the Statement of Financial Condition payables of $2.8 million in Payable to customers and payables of $157.9 million in Payables to broker-dealers and clearing organizations to affiliates under common control and other related parties. The Company recorded receivables $87.2 million in Receivable from broker-dealers and clearing organizations from these related parties.

11. Members' Equity

The Company has one Class A unit member (Holdings), who is also the Company's managing member, and Class B preferred unit holders. Class A units represent the sole economic ownership of the Company (other than the Class B members nominal interest under a JBO arrangement). Profits and losses of the Company are allocated to the Class A member in accordance with the operating agreement. Distributions are made at the discretion of the Company's Chief Executive Officer.

The Class B unit holders are broker-dealers that are joint back-office participants according to applicable regulatory requirements. Class B preferred member units do not participate in allocations of profits or losses and are not entitled to receive distributions. Each joint back-office participant holds one non-transferable Class B preferred member unit, carrying no voting rights and having a preference of $1 thousand per unit in liquidation, for a total carrying amount of $2 thousand. The Class B preferred member units are redeemable by the Company at any time for an amount equal to their liquidation preference.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $20.0 million or 2% of aggregate debit items as defined. The Company is also subject to the CFTC's minimum net capital rule under regulation 1.17, which requires it to maintain net capital equal to the greater of $1.0 million or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. Additional minimum requirements also include percentage of risk margin amount computed under 17 CFR 240.15c3-1(a)(7)(i) or (a)(10) and for broker-dealers engaged in reverse repurchase agreements, 10% of the amounts in 17 CFR 240.15c3-1(a)(9) (i)-(iii). The regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to seek approval from FINRA prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, exceed 10% of its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental

to the integrity of the broker-dealer. For the year ended December 31, 2025, the Company had one distribution of $40.0 million, which did not require regulatory approval.

At December 31, 2025, the Company had net capital of $983.4 million, which was $862.6 million in excess of its required net capital of $120.7 million.

13. Subsequent Events

The Company has evaluated its subsequent events disclosure through April 2, 2026, the date that the Company's Statement of Financial Condition was issued and has determined that there have been no events that would have a material impact on this Statement of Financial Condition as of December 31, 2025.